Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business/Financial Editors:
            Westport Reports First Quarter Fiscal 2011 Financial Results

            - First Quarter Revenues Increase 17% Year Over Year -

            VANCOUVER, Aug. 4 /CNW/ - Westport Innovations Inc. (TSX:WPT /
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the first quarter of fiscal 2011 ended June 30, 2010 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.
            "Revenue growth strengthens and we continue to see strong interest in our products in markets around the world," said David Demers, Westport's CEO.
"Outside of our financial performance, Westport has made several transformative announcements in recent weeks, and we are seeing new government support for natural gas as a transportation fuel in several jurisdictions. We have acquired 100% of our joint venture, Juniper Engines, and also 100% of our former joint venture partner OMVL of Italy. We completed the official formation of our joint venture with Weichai, in China. We have concluded supply agreements with Delphi Diesel Systems and a new global development and commercialization partnership with Volvo Power Train in Sweden. As a result of these announcements, we will expand our global product coverage, significantly increasing our revenue opportunities and reducing our R&D risk through cost recovery from our partners. Our new global partnerships and agreements, the restructuring of our Juniper venture, and our improvements in production capabilities have helped solidify our position as a technology leader in a growing market for clean, domestically produced, alternative fuel transportation solutions."
            First Quarter Financial and Business Highlights

            - Reported consolidated revenues of $25.5 million for the quarter ended
June 30, 2010 compared to $21.8 million for the same period last year, an increase of 17%.
            - Reported net loss of $8.1 million ($0.21 loss per share) for the period ending June 30, 2010 compared to a net loss of $7.9 million ($0.25 loss per share) for the same period last year.
            - Reported cash and short term investments balance as at June 30, 2010 of
$98.3 million compared to $104.2 million as at March 31, 2010.
            - Generated $9.4 million in cash from the exercise of warrants previously issued to Industry Canada, a department of the Government of Canada as well as warrants previously issued through a financing with Mackie Research Capital
Corporation, formerly J.F. Mackie & Company.
            - Reached high volume scale production capability in a deal with Delphi
Automotive Systems LLC to supply Westport's proprietary heavy-duty (HD) fuel injectors.
            - Named one of Canada's "50 Most Socially Responsible Corporations" in a
joint Jantzi Research-Maclean's magazine report.
            - Added to the S&P/TSX Composite Index.

            First Quarter Fiscal Year 2011 Financial Results in Detail

            Westport's consolidated revenues for the three months ended June 30, 2010 were $25.5 million, an increase of $3.7 million, or 17%, from $21.8 million for the three months ended June 30, 2009. Cummins Westport (CWI) product revenue for the first fiscal quarter of 2011 was up $2.8 million to $18.4 million as a result of higher shipments of the ISL G engines in North America, from 608 units in the first quarter of fiscal 2010 to 724 units in the current quarter. CWI parts revenue for the three months ended June 30, 2010 increased by $1.1 million compared to the prior year period due to an increase of engines in service. Non-CWI product revenue for the three months ended June
30, 2010 declined to $0.5 million with 6 Westport HD Systems shipped compared to $1.2 million with 14 HD Systems shipped in the prior year period. This decline is primarily due to the completion of the Clean Trucks Program at the
Ports of Long Beach and Los Angeles and the required change to 2010 U.S. EPA certification for new production for other markets. Certification was received in late June 2010. Lower HD system shipments was offset by higher HD component and parts revenue, which increased from $0.2 million to $0.7 million for the quarter ended June 30, 2010. This increase includes $0.2 million from shipments to third parties by BTIC Westport Inc. (BWI) and $0.5 million from
HD part sales.
            Westport's consolidated net loss for the three months ended June 30, 2010 was $8.1 million, or a loss of $0.21 per share, compared to net loss of $7.9 million, or a loss of $0.25 per share, in the three months ended June 30,
2009. Westport's share of CWI's net income increased $0.9 million from $0.6 million to $1.5 million primarily due to an increase in CWI's gross margin of
$3.3 million as a result of higher revenues and product mix. The gross margin percentage increased from 26% in the first quarter of fiscal 2010 to 35% in the first quarter of fiscal 2011 as a result of more favourable warranty experience and lower warranty accruals. Non-CWI gross margin and gross margin percentage was $0.2 million and 17%, respectively, in the three months ended
June 30, 2010. CWI's operating expense (research and development, general and administrative and sales and marketing) remained stable at $3.7 million.
Non-CWI operating expenses for the three months ended June 30, 2010 increased by $1.6 million to $9.3 million with changes in foreign exchange rates accounting for $1.1 million of the increase and the remaining increase related to customer support and market development activity as well as product testing and product certification programs.
            As of June 30, 2010, Westport's cash, cash equivalents and short-term investments balance was $98.3 million compared to $104.2 million at March 31,
2010. Cash flows used in operations were $7.6 million compared to $12.2 million last year due primarily to the timing of payments and collection of receipts. Cash used in investing activities included an advance to Cummins by
CWI of $1.2 million during the quarter and Westport repaid $3.2 million on its demand instalment loan. Westport also issued shares in relation to the exercise of warrants originally issued to Industry Canada and through a financing with Mackie Research Capital Corporation, formerly J.F. Mackie &
Company, resulting in a $9.4 million cash inflow. Additionally, Westport issued shares upon the exercise of stock options resulting in $1.2 million in cash. Foreign exchange on Canadian dollar denominated cash balances negatively impacted cash and cash equivalents by approximately $3.0 million.

            Juniper Engines Inc. Business Unit Highlights

            Juniper's primary focus has been its high quality, LPG and natural gas multi-point fuel injection system delivered on Hyundai 2.4L engines for industrial applications such as forklifts and oilfield service engines. In the quarter, Juniper commenced production shipments to its OEM launch partner,
Clark Material Handling Co., and delivered field trial engines in an oilfield application in Canada.
            Subsequent to June 30, 2010, Westport acquired OMVL of Italy and 100% of
Juniper Engines for (euro)19 Million, payable in cash in two tranches. As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy, became indirectly wholly owned by Westport. This accretive acquisition is expected to add approximately $25 million in revenue this year and significantly expand
Westport's global product portfolio by adding high-volume automotive components and systems. Juniper's President, Ian Scott, will manage the combined companies while Maurizio Grando, Managing Director of OMVL, will continue to manage the Italian operations.Juniper plans to pursue significant growth opportunities in the automotive segment through new global OEM relationships and continued strong aftermarket sales, leveraging OMVL's capabilities and assembly facilities in Italy and Argentina that today supply
Europe, Asia and the Americas. Strategic investments in new markets and
OEM-class products and capabilities will allow Juniper to compete for leadership in the light-duty alternative fuels market. To learn more about
Juniper Engines, visit www.juniperengines.com.

            Cummins Westport Inc. (CWI) Business Unit Highlights

            CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, spark-ignited
(SI) natural gas or liquefied petroleum gas (LPG) engines for transit bus, shuttle and urban specialty vehicles such as refuse trucks. CWI revenues increased by 19% to $24.3 million from $20.4 million in the prior year. CWI's net contribution was $1.5 million, after taxes, compared to $0.6 million in the prior year, an increase of $0.9 million or 159%.
            During the quarter, CWI realized growth in the Americas' regional haul truck, refuse truck, and school bus markets. CWI's truck market performance benefited from customer projects funded by U.S. DOE Clean Cities grants, while the school bus market growth was driven by new bus purchases from the Los
Angeles Unified School District. The Americas' growth was offset by lower sales volume in Asia due to timing of large orders. In the same period, CWI recorded $1.6 million in kit revenue in cooperation with Cummins India Ltd.
Engines built from these kits are destined for Delhi transit buses in service.
CWI's original equipment manufacturer (OEM) expansion in North America includes several Kenworth, Peterbilt, Mack as well as Freightliner brand trucks. To learn more about Cummins Westport, visit www.cumminswestport.com.

            Westport Heavy Duty (Westport HD) Business Unit Highlights

            Westport HD shipped 6 units during the quarter ended June 30, 2010, including 2 OEM units in North America and 4 in Australia compared to 14 units in the same quarter last year. Total revenues for the heavy-duty business unit for the three months ended June 30, 2010 were $1.2 million compared to $1.4 million in the prior year as a result of increased parts and component sales outside OEM shipments.
            Unit shipments in the United States have been impacted by the proposed financial incentives in front of the US Senate which have had the effect of pausing commercial commitments until financial certainty is reached, and by the shift in OEM production to new 2010 compliant systems, both for diesel and natural gas trucks. Recent developments towards building out long-haul corridors continue to take shape. Transport Robert and Gaz Metro of Quebec,
Canada have jointly announced their intentions to deploy long-haul transport trucks along the 401 corridor between Quebec City, Quebec, and Windsor,
Ontario. In addition, U.S. Department of Energy Clean Cities infrastructure projects continue to progress with Ryder being selected as the fleet partner in a groundbreaking heavy-duty natural gas truck rental and leasing project in
Southern California. As part of the project, Ryder has committed to the purchase more than 200 heavy-duty natural gas powered trucks.
            Westport and Volvo Powertrain, a subsidiary of Volvo AB, signed a new agreement defining Westport's responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also be working directly with the Volvo AB brands to help identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1
Development Supplier for its heavy-duty natural gas engines and associated supply chain. This new agreement is an evolved and expanded relationship.
            The Westport GX 2010 15L engine has been certified by the U.S.
Environmental Protection Agency (EPA) and California Air Resources Board
(CARB) to 2010 emissions compliance. The 2010 GX will also be offered in
Canada this year. Australia's Department of Infrastructure, Transport,
Regional Development and Local Government has certified the Westport GX engine in compliance with the Australian Design Rules (ADR) 80/03, which takes effect for all heavy-duty truck models starting January 2011.
            Westport completed its previously announced investment in a 30-year joint venture agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG)
Equipment Ltd. to form Weichai Westport Inc. (WWI). Under the agreement,
Westport invested $4.2 million (28.4 million RMB), for a 35% equity interest in WWI. Westport has advanced its injector technology to be more readily adaptable to Weichai's engine platforms and reduced the cost of key components. WWI continues to experience strong growth in its spark ignited natural gas engine business.

            Live Conference Call & Webcast

            Westport has scheduled a conference call for today, Wednesday, August 4,
2010 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial:
1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at
www.westport.com/investor.

            Replay Conference Call & Webcast

            To access the conference call replay after the call, please dial
1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code
1847. The replay will be available until August 18, 2010; however, the webcast will be archived on the Company's website. Replays will be available in streaming audio shortly after the conclusion of the conference call.

            About Westport Innovations Inc.

            Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions
(GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets -
light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines, with OMVL's high quality, multi-point fuel injection technology, is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), with a joint venture agreement with Weichai Power Co. and a development and commercialization agreement with Volvo Powertrain, is focused on LNG fuel systems for heavy-duty trucks (Westport HD Systems) and the platform for licensing Westport HD Systems. BTIC Westport, a joint venture with Beijing
Tianhai Industry Co., manufactures and sells LNG fuel tanks for vehicles. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT.

            Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los
Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual
Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by
National Instrument 51-102.

            %SEDAR: 00004375E %CIK: 0001370416

            /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone:
604-718-2046, Email: invest(at)westport.com/
            (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 04-AUG-10